Exhibit 12

	Year Ended December 31,
(in thousands, except share and per share data)	2011	2010	2009	2008	2007
Statements of operations data:
Revenues:
Product sales	$202,409	$251,381	$217,172	$169,124	$169,799
Contracts and grants	70,975	34,790	17,614	9,430	13,116

Total revenues	273,384	286,171	234,786	178,554	182,915
Operating expenses:
Cost of product sales	42,171	47,114	46,262	34,081	40,309
Research and development	124,832	89,295	74,588	59,470	53,958
Selling, general & administrative	74,282	76,205	73,786	55,076	55,555

Total operating expenses	241,285	212,614	194,636	148,627	149,822

Income from operations	32,099	73,557	40,150	29,927	33,093

Other income (expense):
Interest income	105	832	1,418	1,999	2,809
Interest expense	—	—	(7)	(47)	(71)
Other income (expense), net	(261)	(1,023)	(50)	134	156

Total other income (expense)	(156)	(191)	1,361	2,086	2,894

Income before provision for income taxes	31,943	73,366	41,511	32,013	35,987
Provision for income taxes	15,830	26,182	14,966	12,055	13,051

Net income	$16,113	$47,184	$26,545	$19,958	$22,936
Net loss attributable to noncontrolling interest	6,906	4,514	4,599	724	—

Net income attributable to Emergent BioSolutions Inc.	$23,019	$51,698	$31,144	$20,682	$22,936

Pretax income from continuing operations	38,849	77,880	46,110	32,737	35,987
Interest Capitalized	1,713	1,796	1,790	3,023	3,108
Interest on Debt	1,713	1,796	1,790	3,023	3,108
Debt issuance cost	83	98	132	54	39
Noncontrolling interest in pretax income	6,906	4,514	4,599	724	—

Earnings	32,026	73,464	41,643	32,067	36,026
Fixed charges	1,796	1,894	1,922	3,077	3,147

Ratio of earnings to fixed charges	17.8	38.8	21.7	10.4	11.4